Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2021

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	3

Condensed consolidated unaudited interim Income Statements	4

Condensed consolidated unaudited interim Statements of Comprehensive Income	5

Condensed consolidated unaudited interim Statements of Changes in Equity	6

Condensed consolidated unaudited interim Statements of Cash Flows	7-8

Notes to the condensed consolidated unaudited interim Financial Statements	9-13

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF FINANCIAL POSITION

		March 31,		December 31,
		2021	2020	2020

	Note	US $’000
Assets
Vessels	6	1,299,718	737,047	948,004
Containers and handling equipment	6	665,636	437,639	520,887
Other tangible assets		64,466	67,877	67,133
Intangible assets		66,808	65,716	66,465
Investments in associates		13,544	9,171	8,441
Other investments		3,147	2,717	4,888
Trade and other receivables		5,647	5,390	5,293
Deferred tax assets		1,619	1,018	1,502
Total non-current assets		2,120,585	1,326,575	1,622,613

Assets classified as held for sale			10,564
Inventories		86,256	56,699	52,237
Trade and other receivables		700,385	306,557	520,001
Other investments		63,015	59,510	58,976
Cash and cash equivalents		1,188,408	196,741	570,414
Total current assets		2,038,064	630,071	1,201,628
Total assets		4,158,649	1,956,646	2,824,241
Equity
Share capital and reserves	5(a)	1,992,378	1,783,479	1,790,794
Accumulated deficit		(936,101)	(2,053,010)	(1,523,528)
Equity attributable to owners of the Company		1,056,277	(269,531)	267,266
Non-controlling interests		3,841	4,327	7,189
Total equity		1,060,118	(265,204)	274,455

Liabilities
Lease liabilities		1,055,126	659,649	811,840
Loans and other liabilities	4(c)	440,196	550,265	519,471
Employee benefits		63,198	58,252	66,626
Deferred tax liabilities		34,159	347	339
Total non-current liabilities		1,592,679	1,268,513	1,398,276

Trade and other payables		538,717	431,223	398,876
Provisions		25,631	16,081	21,420
Contract liabilities		295,653	125,109	230,469
Lease liabilities		508,154	236,835	362,176
Loans and other liabilities		137,697	144,089	138,569
Total current liabilities		1,505,852	953,337	1,151,510
Total liabilities		3,098,531	2,221,850	2,549,786
Total equity and liabilities		4,158,649	1,956,646	2,824,241

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: May 19, 2021

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Three months ended March 31,		Year ended December 31,
		2021	2020	2020

	Note	US $’000
Income from voyages and related services		1,744,335	823,215	3,991,696
Cost of voyages and related services:
Operating expenses and cost of services		(880,627)	(698,388)	(2,835,112)
Depreciation		(128,129)	(67,063)	(291,559)
Gross profit		735,579	57,764	865,025

Other operating income		2,313	2,016	12,621
Other operating expenses		(84)	(4)	4,272
General and administrative expenses		(55,898)	(35,377)	(163,210)
Share of profit of associates		1,545	497	3,341

Results from operating activities		683,455	24,896	722,049

Finance income		6,815	4,728	8,103
Finance expenses		(46,260)	(38,455)	(189,363)

Net finance expenses		(39,445)	(33,727)	(181,260)

Profit (loss) before income taxes		644,010	(8,831)	540,789

Income taxes	4(b)	(54,422)	(3,086)	(16,599)

Profit (loss) for the period		589,588	(11,917)	524,190

Attributable to:

Owners of the Company		587,599	(13,549)	517,961
Non-controlling interests		1,989	1,632	6,229

Profit (loss) for the period		589,588	(11,917)	524,190

Earnings (loss) per share (US$)
Basic earnings (losses) per 1 ordinary share	9	5.35	(*)(0.14)	5.18
Diluted earnings (losses) per 1 ordinary share	9	5.13	(*)(0.14)	4.96

(*) Restated to reflect a share split of 1:10 that became effective in 2021 (see Note 5(a)).

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

	US $’000
Profit (loss) for the period	589,588	(11,917)	524,190

Other components of Comprehensive Income

Items of other comprehensive income that were or will be reclassified to profit and loss

Foreign currency translation differences for foreign operations	(3,302)	(2,207)	4,019

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(172)	(297)	563
Defined benefit pension plans actuarial gains, net of tax	-	3,062	174

Other comprehensive income for the period, net of tax	(3,474)	558	4,756

Total comprehensive income for the period	586,114	(11,359)	528,946

Attributable to:
Owners of the Company	585,167	(12,223)	523,815
Non-controlling interests	947	864	5,131

Total comprehensive income for the period	586,114	(11,359)	528,946

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital (*)	General reserves (**)	Translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity

	US $’000
For the three months period ended March 31, 2021

Balance at January 1, 2021	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455
Profit for the period				587,599	587,599	1,989	589,588
Other comprehensive income for the period, net of tax			(2,260)	(172)	(2,432)	(1,042)	(3,474)
Issuance of share capital, net of issuance costs	203,513				203,513		203,513
Share-based compensation		331			331		331
Dividend to non-controlling interests in subsidiaries						(4,295)	(4,295)
Balance at March 31, 2021	903,823	1,106,801	(18,246)	(936,101)	1,056,277	3,841	1,060,118

For the three months period ended March 31, 2020

Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit (loss) for the year				(13,549)	(13,549)	1,632	(11,917)
Other comprehensive income for the period, net of tax			(1,439)	2,765	1,326	(768)	558
Transaction with an interested party, net of tax		182			182		182
Share-based compensation		179			179		179
Dividend to non-controlling interests in subsidiaries						(1,939)	(1,939)
Balance at March 31, 2020	700,310	1,105,711	(22,542)	(2,053,010)	(269,531)	4,327	(265,204)

For the year ended December 31, 2020

Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit (loss) for the year				517,961	517,961	6,229	524,190
Other comprehensive income for the year			5,117	737	5,854	(1,098)	4,756
Transaction with an interested party, net of tax.		630			630		630
Share-based compensation		490			490		490
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at December 31, 2020	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455

(*)   See Note 5(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated interim Financial Statements.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

	US $’000
Cash flows from operating activities
Profit (loss) for the period	589,588	(11,917)	524,190

Adjustments for:
Depreciation and amortisation	133,585	72,133	314,185
Impairment recovery in respect of tangible assets			(4,329)
Net finance expenses	39,445	33,727	181,260
Share of profits and change in fair value of investees	(2,432)	(497)	(4,143)
Capital gain	(431)	(1,310)	(8,814)
Income taxes	54,422	3,086	16,599
	814,177	95,222	1,018,948

Change in inventories	(34,019)	3,643	8,105
Change in trade and other receivables	(174,298)	2,243	(204,469)
Change in trade and other payables including contracts liabilities	175,698	9,203	68,670
Change in provisions and employee benefits	(728)	(7,132)	(2,152)
	(33,347)	7,957	(129,846)

Dividends received from associates	711	15	4,360
Interest received	769	876	2,317
Income taxes paid	(4,909)	(2,495)	(14,983)
Net cash generated from operating activities	777,401	101,575	880,796

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, investments and affiliates	504	1,349	6,717
Acquisition of tangible assets, intangible assets and investments	(132,998)	(3,561)	(42,641)
Change in other investments and other receivables	(2,061)	(1,241)	763
Net cash used in investing activities	(134,555)	(3,453)	(35,161)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

	US $’000
Cash flows from financing activities
Issuance of share capital, net of issuance costs (see Note 5(a))	205,394
Sale and lease back transactions		8,400	9,052
Repayment of borrowings and lease liabilities	(190,403)	(63,557)	(336,225)
Change in short term loans	(975)	3,571	6,071
Dividend paid to non-controlling interests	(2,808)		(3,344)
Interest and other financial expenses paid	(34,851)	(30,467)	(135,952)
Net cash used in financing activities	(23,643)	(82,053)	(460,398)

Net change in cash and cash equivalents	619,203	16,069	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	182,786
Effect of exchange rate fluctuation on cash held	(1,209)	(2,114)	2,391
Cash and cash equivalents at the end of the period	1,188,408	196,741	570,414

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "Zim") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

Zim is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated interim unaudited financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on May 19, 2021.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

4	Financial position

(a)	The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic). Current market conditions impact positively, as during the first quarter of 2021 freight rates continued to increase, resulting in improved results of the Company.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by entering into new partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which may contribute to strengthen its capital and operational structure. In respect of the Company’s initial public offering, completed in February 2021, see Note 5(a).

Since January 1, 2021, the Company has entered into multiple agreements for the purchase of containers (mostly new-build units) in an aggregate amount of US$588 million. During the first quarter of 2021, the Company recognized additions in an aggregated cost of US$104 million in respect of delivered containers, out of such purchases.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (Cont’d)

In February 2021, the Company entered into a strategic agreement with Seaspan, for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between February 2023 and January 2024. Pursuant to the agreement, the Company will charter the vessels for a period of 12 years and has secured an option to later elect a total charter period of 15 years to be applied to all chartered vessels. According to the agreement, the Company expects to incur between US$16 million and US$17 million in annualized charter hire costs per vessel, over the term of the agreement, depending on the charter period elected. The Company was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period and an option to purchase the vessels at the end of the charter term. The Company intends to deploy these vessels on its Asia-US East Coast Trade, as an enhancement to its service on this strategic trade.

As at March 31, 2021, the Company complies with its financial covenants. The Company’s liquidity amounts to US$1,189 million (Minimum Liquidity required is US$125 million) - see also Note 12(c) to the 2020 annual financial statements.

(b)	In accordance with IAS 34 (Interim financial reporting), the Company records its tax expenses based on the estimated annual effective tax rate. In light of its current results (see also Note 4(a)), the Company expects to utilize its carry-forward tax losses and therefore considers utilization of carry-forward tax losses in its estimated annual effective tax rate. The Company’s income tax expenses for the three months ended March 31, 2021 include $34 million of deferred tax expenses, which offset previously recorded deferred tax assets.

(c)	In March 2021, the Company made an early repayment of US$85 million of its Series 1 notes (Tranche C), in accordance with the related excess cash mechanism (see also Note 12(b) to the 2020 annual financial statements). In April 2021, the Company announced an additional early repayment under such mechanism (which also considered balances during April 2021), in respect of its Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$349 million, to be carried out in June 2021. This payment reflects a full settlement of the outstanding indebtedness related to such notes and will result in the removal of the related provisions and limitations.

(d)	Following the reporting date, the Company was served with a claim for an alleged patents infringement filed against it in the US. At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of this matter cannot be assessed. See also Note 27 to the Company’s 2020 annual financial statements, in respect of contingencies.

(e)	In May 2021, further to the above-mentioned expected full repayment of Series 1 and Series 2 notes, the Company’s Board of Directors approved a distribution of dividend of approximately US$2.00 per ordinary share (approximately US$238 million, assuming that by the record date, all options to purchase the Company’s ordinary shares that will be exercisable on or before the record date, will be exercised by their respective option holders). The dividend is scheduled to be paid on September 15, 2021, to all holders of ordinary shares on record as at August 25, 2021.

5	Capital and reserves

(a)	Share capital

In February 2021, the Company completed its initial public offering (IPO) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), at an offering price of $15.00 per share, for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering costs). The Company’s ordinary shares began trading on The New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves (cont’d)

Further to the approval of the Company’s General meeting in December 2020 and the completion of the Company’s IPO, the Company’s ordinary shares were amended to have no par value, as well as to reflect a share split of 1:10, in the form of issuing benefit shares (nine ordinary shares issued for each existing ordinary share). Accordingly, for earnings per share, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

(b)	Share-Based Payment Arrangements

During the first quarter of 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms (which also reflects the above-mentioned share split):

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
January 27, 2021	Each option is exercisable into one ordinary share, at the exercise price per the offering price of $15.00	546,822	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years

Information on fair value measurement

The weighted average fair value of the options on grant date was $5.32, measured using the Black & Scholes model, based on the following measurement inputs:

Share price on grant date	USD 15.00
Exercise price	USD 15.00
Expected volatility	40.2%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	0.46%

6	Right-of-use assets

	Balance at March 31,		Balance at December 31,
	2021	2020	2020

	US $’000
Vessels	1,180,642	621,654	826,678
Containers and handling equipment	485,865	398,502	466,070
Other tangible assets	44,757	49,145	47,911
	1,711,264	1,069,301	1,340,659

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services. The Group service lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

	US $’000
Freight Revenues from containerized cargo:
Pacific	812,164	314,205	1,860,554
Cross-Suez	202,514	92,729	392,679
Atlantic	159,549	152,944	577,443
Intra-Asia	312,022	86,878	453,127
Latin America	87,430	49,713	208,374
	1,573,679	696,469	3,492,177
Other Revenues (*)	170,656	126,746	499,519
	1,744,335	823,215	3,991,696

(*) Mainly related to demurrage, value-added services and non-containerized cargo.

8	Financial instruments

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Earnings (loss) per share

Basic and diluted earnings (loss) per share

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

	US $’000
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings (loss) per share	587,599	(13,549)	517,961
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	109,777,778	100,000,000	100,000,000
Effect of share options	4,730,337		4,530,892

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	114,508,115	100,000,000	104,530,892

For the three months period ended March 31, 2020, options for 4,990,000 ordinary shares were excluded from the diluted weighted average number of ordinary shares calculation, as their effect would have been anti-dilutive.

The Company’s ordinary shares began trading on January 28, 2021. Due to the absence of a trading market for the Company’s ordinary shares prior to this date, the fair value of these shares during such period, for purposes of determining the exercise price for options, was determined by Company’s management and approved by the Company’s board of directors.

10	Related parties

During the first quarter of 2021, the total balance of loans and lease liabilities attributed to related parties, increased by a net amount of US$43 million, mainly due to charter hire of vessels - see also Note 28 to the 2020 annual financial statements.